Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

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•	Tweet: OPINION: Why The Government Should Stand Aside And Allow T-Mobile and Sprint to Merge [link to The Daily Caller article below] via @dailycaller

Opinion: Why the Government Should Stand Aside and Allow T-Mobile and Sprint to Merger

By Jessica Melugin and Ryan Radia, The Daily Caller, October 3, 2018

On Sept. 11, the Federal Communications Commission (FCC) announced it needed more time to review the pending merger of T-Mobile and Sprint. Meanwhile, the Department of Justice is examining the deal’s antitrust implications.

In the interest of consumers and competitiveness, the agencies should wrap up their inquiries quickly and let the nation’s third and fourth largest mobile carriers merge.

Sprint and T-Mobile need to combine their resources to build a more efficient company to stay competitive with the two leading US carriers, Verizon and AT&T. Indeed, the whole industry needs to innovate and grow as quickly as possible to win the race to 5G — the fifth generation of mobile connectivity — as countries like China speed ahead of their American competition.

The bosses at T-Mobile and Sprint have skin in the game, specialized expertise, and every incentive to keep consumers happy. That’s more than you can say for those who seek to block the merger.

Antitrust interventionists who oppose the deal claim that consumers are automatically better off with four national carriers, rather than three that would exist if T-Mobile and Sprint joined forces. But the merger’s foes ignore the dynamic nature of the wireless marketplace.

If Sprint and T-Mobile are stopped from merging, will each company carry on just as they have in the past? Probably not — the more likely outcome is that one, or perhaps both, of the companies won’t survive.

When Sprint and T-Mobile executives testified before the Senate Judiciary Committee’s antitrust panel in June 2018, Sprint Executive Chairman Marcelo Claure pointed out that his company didn’t have the resources to compete with Verizon and AT&T on its own. He isn’t spinning the facts. Sprint is the most highly leveraged company traded on the S&P 500, saddled with debts of nearly $40B and rising.

By combining Sprint’s resources with T-Mobile, the new company could offer triple the 5G capacity that each company could provide separately. Building a top-notch nationwide 5G network will take a combination of spectrum licenses, cell towers, and cash.

A merged Sprint and T-Mobile would check these three critical boxes. But if regulators stymie the firms’ rational business decision to merge, benefits that would otherwise flow to consumers will go unrealized. It’s impossible to know just which innovations never come to fruition when the government stops the marketplace from evolving as it otherwise would.

The implications of the merger between T-Mobile and Sprint transcend the domestic U.S. economy. If American companies aren’t allowed to scale up to meet the challenges of rolling out 5G networks, Chinese companies are more than happy to take the lead.

The Wall Street Journal recently reported that “[c]ompanies with the largest and most reliable networks will have a head start in developing the technologies enabled by faster speeds” and that that “the dominant equipment suppliers could give national intelligence agencies and militaries an advantage in spying on or disrupting rival countries’ networks.”

The deal’s geopolitical implications alone make this dynamic sector too important to leave to meddling bureaucrats.

Progressive-era thinking may be back in vogue these days, but ideas’ cultural popularity doesn’t erase their perils. Are we really expecting federal regulators to correctly comprehend, diagnose and correct for the infinite factors that go into something as complex as the 5G communications revolution?

5G will be up to 100 times faster than today’s 4G networks, powering driverless cars, remote surgeries, smart appliances, virtual reality applications and things we haven’t even imagined yet.

Even with the best of intentions, however, regulators could inadvertently derail any progress made toward securing the future of 5G, doing more harm than good for consumers in the process. Examples of regulatory failure abound; the FCC itself has a long history of them — it took just 40 years to get cell phones to market!

The invisible hand of the marketplace, with all its price signals and nuances, innovates, coordinates, and corrects better than teams of lawyers in clunky Washington bureaucracies.

Allowing Sprint and T-Mobile to merge is a good first step in recognizing the wisdom of the marketplace and the folly of antitrust regulation. For the sake of consumers and our competitiveness, Washington should keep its hands off the future of 5G communications.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.